UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                         VERTICAL COMPUTER SYSTEMS, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.00001 PER SHARE
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                         (Title of Class of Securities)

                                   92532R 20 3
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                                 (CUSIP Number)
                      Luiz Claudio Valdetaro Galvao e Mello
                             6336 WILSHIRE BOULEVARD
                          LOS ANGELES, CALIFORNIA 90048
                                 (323) 658-4211
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               - with copies to -

                                  GARY L. BLUM
                           LAW OFFICES OF GARY L. BLUM
                       3278 WILSHIRE BOULEVARD, SUITE 603
                          LOS ANGELES, CALIFORNIA 90010
                                 (213) 381-7450

                                  APRIL 6, 2000
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             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
                               following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 92532R 20 3                                                     PAGE 2


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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           LUIZ CLAUDIO VALDETARO GALVAO E MELLO
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS (See Instructions)

           OO
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    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           BRAZIL
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                          7     SOLE VOTING POWER
      NUMBER OF
                                41,352,940
        SHARES            ------------------------------------------------------
                          8     SHARED VOTING POWER
     BENEFICIALLY
                                -0-
       OWNED BY           ------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER
         EACH
                                41,352,940
      REPORTING          ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
        PERSON
                                -0-
         WITH

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           41,352,940
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   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                                |_|

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.61%

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   14      TYPE OF REPORTING PERSON (See Instructions)

           IN
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

                                  SCHEDULE 13D

CUSIP NO. 92532R 20 3                                                     PAGE 3


      The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

ITEM 1. SECURITY AND ISSUER

      The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.00001 per share (the "Common Stock"), of Vertical Computer Systems, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 6336 Wilshire Boulevard, Los Angeles, California 90048.

ITEM 2. IDENTITY AND BACKGROUND

      (a) This Schedule 13D is being filed by Luiz Claudio Valdetaro Galvao e Mello referred to herein as the "Reporting Person."

      (b) The principal business address of the Reporting Person is 6336 Wilshire Boulevard, Los Angeles, California 90048.

      (c) The Reporting Person is the Chief Technology Officer of the Company, which is a multi-lingual portal and internet solutions provider. The principal address of the Company is set forth in Item 1 above.

      (d) and (e) The Reporting Person has not, during the last five years, been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of Brazil; a Resident Alien of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 6, 2000, Vertical Computer Systems, inc., a Delaware Corporation, acquired 100% of the issued and outstanding stock of Scientific Fuel Technology, Inc., a Nevada Corporation pursuant to an Agreement and plan of Reorganization which has previously been reported on Form 8-K and filed on April 21, 2000. (FILE NUMBER: 000-28685).

As a result of the Agreement and Plan of Reorganization dated as of April 6, 2000 ("Agreement") by and between Vertical Computer Systems, Inc., a Delaware corporation ("VCSY") and Anthony DeMint, a resident of the state of Nevada.("DeMint"), VCSY acquired from DeMint on April 6, 2000 10,000,000 common shares of Scientific Fuel Technology, Inc. ("Registrant") in exchange for 2,000,000 newly issued common shares of VCSY. The VCSY shares were issued from its authorized but unissued capital stock reserve. The 10,000,000 common shares of Registrant purchased by VCSY represent 100% of the issued and outstanding shares of Registrant on a fully diluted basis.

Prior to the execution of the Agreement, control of the Registrant was held by DeMint who owned 100% of the issued and outstanding shares. After the execution of the Agreement, the Reporting Person's shares of Vertical Computer Systems, Inc. remained the same. There are no options outstanding on behalf of the Reporting Person.

                                  SCHEDULE 13D

CUSIP NO. 92532R 20 3                                                     PAGE 4


ITEM 4. PURPOSE OF THE TRANSACTION

The principal purpose of the transaction was to effect a combination of the assets, properties and businesses of the Company and Scientific Fuel Technology, Inc.

The Reporting Person has no present plans, proposals or intentions which relate to or would result in (a) the acquisition by the Reporting Person of additional securities of the Company (other than in connection with stock option plans or other employee benefit plans of the Company), or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except that the board will be expanded to include two or three "independent directors" in order to satisfy requirements of the Securities and Exchange Commission and the NASDAQ OTC BB); (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change to the Company's business or corporate structure (other than the possible consolidation or other reorganization of the Company's subsidiaries); (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) the Common Stock or any other class of securities of the Company to be delisted from the NASDAQ OTC BB; (i) the Common Stock or any other class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The Reporting Person is not party to any Voting and Shareholders Agreement relating to the voting and disposition of shares of Common Stock. Nor is the Reporting Person under any obligation to increase or decrease his holdings of Common Stock. Depending upon future developments, the Reporting Person may, in his discretion, develop plans at any time or from time to time which could relate to or result in one or more of the actions or events described above. The Reporting Person reserves the right to act with respect to his holdings as he deems in his own best interest.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) and (b) The Reporting Person is the beneficial owner of 41,352,940 shares of the Common Stock (the "Shares"), which represent 5.61% he outstanding shares of the Common Stock. The Reporting Person has the sole power to vote and dispose of the Shares. Of the Shares: (i) 38,352,940 are held by the Reporting Person in his individual capacity; and (ii) 3,000,000 are owned by the Reporting Person's three (3) minor children in their individual names.

      (c) Except for the Merger and the Aquisition of the Shares therein, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

      (e) Not applicable.

                                  SCHEDULE 13D

CUSIP NO. 92532R 20 3                                                     PAGE 5


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Reporting Person is not party to any agreements nor is encumbered by other covenants as to the voting and disposition of the Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - AGREEMENT AND PLAN OF REORGANIZATION BY AND AMONG
            VERTICAL COMPUTER SYSTEMS, INC., AND ANTHONY DEMINT *

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* Included in the Form 8-K (File No. 000-28685), of Vertical Computer Systems,
Inc. initially filed on April 21, 2000 and incorporated herein by reference.

                                    SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 28, 2000                   /s/ Luiz Claudio Valdetaro Galvao e Mello
                                           -------------------------------------
                                           Luiz Claudio Valdetaro Galvao e Mello

                                  SCHEDULE 13D

CUSIP NO. 92532R 20 3

                                  EXHIBIT INDEX

  EXHIBIT
  NUMBER                      DESCRIPTION
  -------                     -----------

Exhibit A -    AGREEMENT AND PLAN OF REORGANIZATION BY AND AMONG
               VERTICAL COMPUTER SYSTEMS, INC., AND ANTHONY DEMINT *

----------

* Included in Form 8-K (File No. 000-28685), of Vertical Computer Systems, Inc. initially filed on April 21, 2000 and incorporated herein by reference.

                                Table of Contents

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             To jump to a section, double-click on the section name.

                                     SC 13D

Name of Reporting Person.......................................................2
Item 1.........................................................................3
Item 2.........................................................................3
Item 3.........................................................................3
Item 4.........................................................................4
Item 5.........................................................................4
Item 6.........................................................................5
Item 7.........................................................................5